

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2011

Mr. James A. Mehling
MLM Index Fund
405 South State Street
Newtown, PA 18940

      Re: MLM Index Fund
             Form 10-K for the year ended December 31, 2009
             File No. 0-49767

Dear Mr. Mehling:

     We have completed our review of the above referenced filing and have no further comments at this time.

                       Sincerely,

                       Kevin Woody
                       Branch Chief